UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

REE Automotive Ltd. (the “Company”) hereby provides the following documents:

i.	proxy statement with respect to the Company’s annual general meeting of shareholders (the “Meeting”) to be held on October 16, 2023, at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

ii.	form of proxy card for use in connection with the Meeting.

The proxy statement is attached with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1 and the form of proxy card is attached with this Form 6-K as Exhibit 99.2.

Exhibit 99.1 and Exhibit 99.2 to this Form 6-K are incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130 and File No. 333-272145) and registration statements on Form F-3 (File Nos. 333-266902 and 333-258963), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statement for Annual General Meeting of Shareholders of REE Automotive Ltd., to be held on October 16, 2023.
99.2	Form of Proxy Card for Annual General Meeting of Shareholders of REE Automotive Ltd., to be held on October 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: September 21, 2023

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